UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 25 June 2007
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: SENS Announcement: Trading statement: Clarification of financial effect of retaining the Sasol Olefins and Surfactants (O&S) business

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol")
TRADING STATEMENT: CLARIFICATION OF FINANCIAL EFFECT OF RETAINING THE
SASOL OLEFINS AND SURFACTANTS (“O&S”) BUSINESS
Background
On 1 August 2005, Sasol announced its intent to divest of the O&S business, subject to fair value being obtained.
In an announcement of 5 September 2006 it was indicated that the O&S business will be written down to fair value.
On 30 March 2007 Sasol announced that it had terminated the planned divestiture process and would retain the O&S business. The announcement indicated that the O&S business will cease to be classified as being
"held-for-sale" for accounting purposes and will be shown as part of
"continuing operations".
As a consequence, the results of O&S have been reincorporated into continuing operations and will no longer be disclosed as a separate line item, viz discontinued operations, in the income statement.
In Sasol’s interim financial results for the six months ended 31
December 2006, published on 5 March 2007, the following earnings outlook was indicated: “Assuming slightly lower oil and commodity chemical prices and a marginally stronger rand relative to the first six months, earnings in the second half are expected to be lower than those of the first half. Satisfactory earnings growth for the full financial year is, however, expected.”
Financial effects resulting from the change in classification of Sasol
O&S

At the time of the release of the interim financial results, Sasol O&S was still categorized as an asset “held for sale” and its results reported as a discontinued operation in the financial results. The earnings growth outlook released accordingly referred to the attributable earnings outlook on “continuing operations” only. The
“satisfactory earnings growth” remains the profit outlook for the full financial year if 2006 attributable earnings on continuing operations are compared to 2007 attributable earnings excluding Sasol O&S.

However, mainly due to the Sasol O&S fair value write down of R2,8 billion after tax in the 2006 financial year which is not repeated in the 2007 financial year, attributable earnings per share in the 2007 financial year are expected to be between 55% and 65% higher than those achieved in the previous financial year. Headline earnings per share
(which in 2006 excluded the effect of the fair value write-down) are expected to increase by between 5% and 10%.

Sasol will be reporting its financial results for the year ending 30
June 2007 on 10 September 2007.
The above information has not been reviewed and reported on by the
Company’s auditors.
Forward-looking statements: In this announcement we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities
Litigation Reform Act of 1995. Words such as “believe”, “anticipate”,
“intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour” and
“project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-
looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on
2 November 2006 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
25 June 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 June 2007
By: /s/ N L Joubert
Name:   Nereus Louis Joubert
Title:     Company Secretary